



theshiftfilm "THE SHIFT is a love story." - Writer/Director Brock
Heasley

In this first look at one of the concept paintings for the feature film,
you can see the beginning of that love story--the moment when
Kevin and Molly meet.

It's the worst day of Kevin's life (so far), but Molly's blunt, smiling
take-no-prisoners demeanor changes it into one of his best. She
turns him on to her faith, and he turns her on to the idea of
commitment, each of them sparking something dormant and new
and wonderful in each other.

We know tragedy is coming for them and drives them apart (you've
seen in the short film that their marriage takes a beating) but the
central question--the question that will drive Kevin all throughout
the feature film is this: Can they come back together?

Reconciliation is never easy, especially when clear wrongs have
been committed. Can we go back to how things were before? Or do
we need to create something new?

Does the other person even want to?

THE SHIFT will explore Kevin and Molly's relationship in a very real





Does the other person even want to?

THE SHIFT will explore Kevin and Molly's relationship in a very real way. There are no easy answers, but that doesn't mean happiness on the other side of their trial is impossible.

We can't wait to share their story with you.

We are now gauging interest in another round of crowdfunding. If you'd like to express your interest in investing in the feature film you can do so at the link in our bio.

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.
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#lovestory #theshiftfilm #angelstudios #brockheasley #film #movie #moodpainting #conceptart #painting #digitalpainting #romance #drama #faithfilms #faithbasedfilm #faith

1d

 **The Shift Film**
October 23 at 9:23 AM · 🌐

"I was so blown away by the script. It just read so quickly and so beautifully."

Sara is a screenwriter who grew up in the entertainment industry whose reaction to the full script for The Shift is something you have to see.

Oh, that's right. Did you hear? We did a crazy thing and released a brand new draft of the script for The Shift feature film for a limited time for ANYONE to read. Yes, even you. You don't even have to be an investor.

Just go to angel.com/theshift , scroll down to the bottom of the page, and enjoy! You can read or listen--it's up to you.



like creating films that reach the lost



The Shift Film
Yesterday at 7:00 AM · 🌐

"THE SHIFT is a love story." - Writer/Director Brock Heasley

In this first look at one of the concept paintings for the feature film, you can see the beginning of that love story--the moment when Kevin and Molly meet.

It's the worst day of Kevin's life (so far), but Molly's blunt, smiling take-no-prisoners demeanor changes it into one of his best. She turns him on to her faith, and he turns her on to the idea of commitment, each of them sparking something dormant and new and wonderful in each other.

We know tragedy is coming for them and drives them apart (you've seen in the short film that their marriage takes a beating) but the central question--the question that will drive Kevin all throughout the feature film is this: Can they come back together?

Reconciliation is never easy, especially when clear wrongs have been committed. Can we go back to how things were before? Or do we need to create something new?

Does the other person even want to?

THE SHIFT will explore Kevin and Molly's relationship in a very real way. There are no easy answers, but that doesn't mean happiness on the other side of their trial is impossible.

We can't wait to share their story with you.

We are now gauging interest in another round of crowdfunding. If you'd like to express your interest in investing in the feature film you can do so at angel.com/theshift

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

